Marinus Pharmaceuticals, Inc.

5 Radnor Corporate Center, Suite 500

100 Matsonford Rd
Radnor, PA 19087

July 24, 2020

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Jeffrey Gabor

Re:	Marinus Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed July 9, 2020
File No. 333-239780
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Marinus Pharmaceuticals, Inc. hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and declare the Registration Statement effective as of 4:00 p.m., Eastern Daylight Time, on July 27, 2020, or as soon thereafter as possible.

Please feel free to direct any questions or comments concerning this request to Steve Abrams of Hogan Lovells US LLP at (267) 675-4671.

Very truly yours,

Marinus Pharmaceuticals, Inc.

/s/ Edward F. Smith
By:	Edward F. Smith
Title:	Vice President, Chief Financial Officer, Secretary and Treasurer